Exhibit 99.1

Tarena International, Inc. Announces Second Quarter 2016 Results

Second Quarter Net Revenues Increased by 35.2% Year-Over-Year

Second Quarter Student Enrollment Increased by 21.5% Year-Over-Year

Second Quarter Operating Income Increased by 400.3% Year-Over-Year

BEIJING, August 16, 2016–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial and Operational Highlights

•	Net revenues increased by 35.2% year-over-year to US$55.9 million from US$41.3 million in the same period in 2015.

•	Gross profit increased by 37.3% year-over-year to US$39.2 million from US$28.6 million in the same period in 2015.

•	Operating income increased by 400.3% year-over-year to US$6.1 million from US$1.2 million in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 217.2% to US$8.3 million fromUS$2.6 million in the same period in 2015.

•	Operating margin was 10.9%, compared to 2.9% in the same period in 2015. Non-GAAP operating margin was 14.9%, compared to 6.4% in the same period in 2015.

•	Net income increased by 131.5% to US$6.6 million from US$2.9 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses and gain on foreign currency forward contract, increased by 83.5% to US$7.9 million from US$4.3 million in the same period in 2015.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.12 and US$0.11, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and gain on foreign currency forward contract, were US$0.14 and US$0.13, respectively. Each ADS represents one Class A ordinary share.

•	Deferred revenue totaled US$42.2 million as of June 30, 2016, compared to US$25.3 million as of December 31, 2015.

•	Net operating cash flow for the second quarter of 2016 was approximately US$24.8 million.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the second quarter of 2016 increased by 21.5% year-over-year to 26,747.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the second quarter of 2016 increased by 38.5% year-over-year to 23,694.

•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 22.5% to 47,632 as of June 30, 2016, from 38,870 as of June 30, 2015.

•	Total number of learning centers increased to 138 as of June 30, 2016, from 128 as of June 30, 2015.

“I am delighted to report another excellent quarter with significant revenue growth and margin expansion,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “We maintained robust year-over-year top-line growth of 35.2% in the second quarter of 2016. The growth was mainly driven by increase in student enrollments, particularly from Java, Digital Arts and Web-front development courses, which ranked our top 3 courses by student enrollments in the second quarter of 2016. Such strong performance further validated our strategy to continue diversifying our course offerings and meeting student demands at different levels.”

“Our kid education programs also showed good progress this quarter. Besides Tongcheng and Tongmei that we launched in December 2015, we rolled out Tongchuang program featuring robot programming designed for kids in the second quarter 2016. By the end of June 2016, we have extended kid programs in 14 cities and the total student enrollment in kid programs reached 699 in the second quarter of 2016. After several months of pilot trial, we expect the kid programs will grow faster in the coming quarters.” continued Mr. Han.

“Along with the enrollment growth, we further extended geographic footprint and optimize facility resources. Therefore, total number of learning centers increased to 138, covering 42 cities in China, while seat capacity increased to 47,632 as of June 30, 2016 from 38,870 as of June 30, 2015. We are confident in achieving our expansion target set at the beginning of the year. As we communicated previously, we focus on delivering high quality and differentiated education services to our students, enhancing their learning experiences and outcomes, and strengthening our leading position in professional education market.” Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, added, “In addition to our solid top line results, we are particularly pleased to see margin expansion year-over-year and even stronger growth in operating income. Gross margin increased by 104 basis points year-over-year to 70.2% and operating margin increased by 794 basis points year-over-year to 10.9%. We will continue to execute on our objective and priority for 2016 in improving our operating efficiency to drive sustainable growth in the long run.”

Second Quarter 2016 Results

Net Revenues

Net revenues increased by 35.2% to US$55.9 million in the second quarter of 2016, from US$41.3 million in the same period in 2015. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments in the second quarter of 2016 increased by 38.5% to 23,694 from 17,104 in the same period in 2015, which was driven mainly by the popularity of our course offerings. The number of our course offerings increased from 14 in the second quarter of 2015 to 17 in the second quarter of 2016. The number of our learning centers increased from 128 as of June 30, 2015 to 138 as of June 30, 2016, while the total seat capacity in our learning centers increased by 22.5% to 47,632 as of June 30, 2016 from 38,870 as of June 30, 2015 to cater to the increased demand for our courses.

In March 2016, we raised the standard tuition fees on selected courses by RMB1,000 to RMB 2,000 per course. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 85%/15% and 81%/19% in the second quarter of 2016 and 2015, respectively.

Cost of Revenues

Cost of revenues increased by 30.7% to US$16.7 million in the second quarter of 2016, from US$12.8 million in the same period in 2015. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased seat capacity, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 37.3% to US$39.2 million in the second quarter of 2016, from US$28.6 million in the same period in 2015. Gross margin increased to 70.2% in the second quarter of 2016 from 69.1% in the same period in 2015. The improvement in gross margin was mainly due to increased standard tuition fees in RMB.

Operating Expenses

Total operating expenses increased by 21.1% to US$33.2 million in the second quarter of 2016, from US$27.4 million in the same period in 2015. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 19.4% to US$31.0 million in the second quarter of 2016, from US$26.0 million in the same period in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 53.8% to US$2.1 million in the second quarter of 2016, from US$1.4 million in the same period in 2015.

Selling and marketing expenses increased by 15.1% to US$19.4 million in the second quarter of 2016, from US$16.8 million in the same period in 2015. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 41.2% to US$12.0 million in the second quarter of 2016, from US$8.5 million in the same period in 2015. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 38.4% to US$10.1 million, from US$7.3 million in the same period in 2015.

Research and development expenses decreased by 13.4% to US$1.8 million in the second quarter of 2016, from US$2.0 million in the same period in 2015. The decrease was mainly due to lower personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as decreased travelling expenses as some R&D programs have been completed in the second quarter of 2016.

Operating Income

Operating income was US$6.1 million in the second quarter of 2016, compared to US$1.2 million in the same period in 2015. Operating margin was 10.9% in the second quarter of 2016, compared to 2.9% in the same period in 2015. Non-GAAP operating income, which excluded share-based compensation expenses, was US$8.3 million, compared to US$2.6 million in the same period in 2015. Non-GAAP operating margin was 14.9% in the second quarter of 2016, compared to 6.4% in the same period in 2015.

Interest Income

Interest income was US$0.8 million in the second quarter of 2016, compared to US$1.3 million in the same period in 2015. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate, as well as lower tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain(Loss)

Foreign exchange loss was US$1.0 million in the second quarter of 2016, compared to US$0.6 million foreign exchange gain in the same period in 2015. The loss was attributable to the depreciation of China’s RMB against U.S. Dollar as a significant portion of the Company’s IPO proceeds in April 2014 had been placed in bank deposits in RMB before we converted them into US dollars under the foreign currency forward contract settled in May 2016.

Gain on foreign currency forward contract

Gain on foreign currency forward contract was US$1.0 million in the second quarter of 2016, due to the fluctuation in the exchange rate between U.S. dollars and RMB. In January 2016, the Company entered into a foreign currency forward contract to offset the changes in the carrying amounts of RMB deposits due to fluctuations in RMB to US dollar exchange rate. The contract has been settled in May 2016.

Income Tax Expense

The Company recorded an income tax expense of US$0.6 million in the second quarter of 2016, compared to an income tax expense of US$0.4 million in the same period in 2015. The change was mainly due to higher taxable income, largely offset by a decrease in the effective income tax rate to 8.4% in the second quarter of 2016 from 12.8% in the same period in 2015.

Net Income

As a result of the foregoing, net income was US$6.6 million in the second quarter of 2016, compared to US$2.9 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses and gain on foreign currency forward contract, was US$7.9 million, compared to US$4.3 million in the same period in 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS in the second quarter of 2016 were US$0.12 and US$0.11, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and gain on foreign currency forward contract, were US$0.14 and US$0.13, respectively.

Cash and Time Deposits

Cash and time deposits totaled US$183.0 million as of June 30, 2016, compared to US$189.1 million as of December 31, 2015. In the second quarter of 2016, the Company purchased an office building, mainly for teaching purpose, and to a lesser extent, for administrative functions, with a total consideration of approximately RMB114.6 million.

Cash Flow

Net operating cash flow for the second quarter of 2016 was approximately US$24.8 million. Capital expenditures for the second quarter of 2016 were US$20.9 million.

Shares Issued and Outstanding

As of June 30, 2016, the Company had 45,285,552 Class A and 10,574,896 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Stock Repurchase

As of June 30, 2016, the Company repurchased 1,289,814 Class A ordinary shares from the open market with the consideration of US$11,469,370. On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Business Outlook

Taking into consideration the significant change in RMB exchange rate against the U.S. dollar compared with same period in 2015, based on the Company’s current estimates, total net revenues for the third quarter of 2016 are expected to be between US$70.0 million and US$72.5 million, representing an increase of 17% to 21% on a year-over-year basis. If not including the impact from the depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 24% to 28% on a year-over-year basis for the second quarter of 2016.

The Company also expects its total net revenues for the full year of 2016 to be between US$232.5 million and US$238.5 million, representing an increase of 23% to 26% on a year-over-year basis. The latest net revenues projection is US$2.5 million higher than the original net revenues projection of US$230.0 million to US$236.0 million issued in May 2016. If not including the impact from the depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 30% to 33% on a year-over-year basis for the fiscal year 2016.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second quarter of 2016 ended June 30, 2016 at 9:00 p.m. Eastern Daylight Time on August 15, 2016 (9:00 a.m. Beijing time on August16, 2016).

The dial-in details for the live conference call are as follows:

United States: 8552983404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +1 6315142526

Conference ID: 2873178

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through August 23, 2016. The dial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 1842240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 2873178

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the third quarter of 2016 and for the full fiscal year 2016 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in eleven IT subjects and three non-IT subjects. Tarena also offers three kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 322,000 students, cooperated with more than 600 universities and colleges and placed students with approximately 86,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the first quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30	December 31
	2016	2015
	US$	US$

ASSETS
Current assets:
Cash	131,242,980	79,145,296
Time deposits	35,000,000	69,280,200
Restricted time deposits	—	23,099,668
Accounts receivable, net of allowance for doubtful accounts	20,631,001	22,637,451
Prepaid expenses and other current assets	14,367,135	10,179,811
Total current assets	201,241,116	204,342,426
Time deposits	16,710,351	17,590,693
Accounts receivable, net of allowance for doubtful accounts	246,629	1,196,747
Property and equipment, net	37,454,346	19,690,779
Goodwill	507,388	—
Cost-method investments	3,920,859	3,695,946
Other non-current assets	8,343,524	8,178,969
Total assets	268,424,213	254,695,560

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	1,125,677	679,549
Amounts due to a related party	82,627	135,393
Income taxes payable	9,165,857	8,669,015
Deferred revenue	42,152,074	25,336,265
Accrued expenses and other current liabilities	13,736,807	12,294,473
Total current liabilities	66,263,042	47,114,695
Other non-current liabilities	1,232,637	1,437,238
Total liabilities	67,495,679	48,551,933

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	46,575	44,914
Class B ordinary shares	10,575	10,575
Treasury stock(a)	(11,469,370)	(7,738,834)
Additional paid-in capital	151,534,488	144,776,619
Accumulated other comprehensive loss	(7,670,479)	(4,905,419)
Retained earnings	68,476,745	73,955,772
Total shareholders’ equity	200,928,534	206,143,627
Total liabilities and shareholders’ equity	268,424,213	254,695,560

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of June 30, 2016, the Company repurchased 1,289,814 Class A ordinary shares from the open market with the consideration of US$11,469,370.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2016	2015	2016	2015
	US$	US$	US$	US$
Net revenues	55,905,915	41,340,574	97,184,765	69,523,169
Cost of revenues(a)	(16,669,718)	(12,755,301)	(31,366,393)	(23,709,562)
Gross profit	39,236,197	28,585,273	65,818,372	45,813,607
Selling and marketing expenses(a)	(19,353,754)	(16,814,932)	(36,648,880)	(28,932,771)
General and administrative expenses(a)	(12,045,780)	(8,531,627)	(21,922,260)	(16,698,144)
Research and development expenses(a)	(1,751,263)	(2,022,296)	(4,174,108)	(3,644,354)
Operating income (loss)	6,085,400	1,216,418	3,073,124	(3,461,662)
Interest income	790,745	1,321,157	2,199,221	2,833,715
Other income	337,033	174,219	792,986	890,892
Gain/(loss) from fair value change of foreign currency forward	1,036,464	—	(1,975,180)	—
Foreign exchange gain/(loss)	(1,002,244)	574,917	(573,432)	349,780
Income before income taxes	7,247,398	3,286,711	3,516,719	612,725
Income tax expense	(612,172)	(420,063)	(634,203)	(244,145)
Net income	6,635,226	2,866,648	2,882,516	368,580
Net income attributable to Class A and Class B ordinary shareholders	6,635,226	2,866,648	2,882,516	368,580

Net income per Class A and Class B ordinary share:
Basic	0.12	0.05	0.05	0.01

Diluted	0.11	0.05	0.05	0.01

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	55,741,748	53,030,905	55,226,788	52,742,974

Diluted	58,622,457	58,197,687	58,438,776	57,777,628

Net income	6,635,226	2,866,648	2,882,516	368,580
Other comprehensive income(loss)
Foreign currency translation adjustment, net of nil income taxes	(3,367,448)	412,725	(2,765,060)	81,061
Comprehensive income	3,267,778	3,279,373	117,456	449,641

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2016	2015	2016	2015
	US$	US$	US$	US$
Cost of revenues	122,253	26,407	193,552	47,282
Selling and marketing expenses	84,622	79,740	316,479	136,360
General and administrative expenses	1,940,788	1,229,007	3,798,857	2,159,793
Research and development expenses	107,445	78,183	362,954	141,703

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2016	2015	2016	2015
	US$	US$	US$	US$
GAAP Cost of revenues	16,669,718	12,755,301	31,366,393	23,709,562
Share-based compensation expense in cost of revenues	122,253	26,407	193,552	47,282
Non-GAAP Cost of revenues	16,547,465	12,728,894	31,172,841	23,662,280

GAAP Selling and marketing expenses	19,353,754	16,814,932	36,648,880	28,932,771
Share-based compensation expense in selling and marketing expenses	84,622	79,740	316,479	136,360
Non-GAAP Selling and marketing expenses	19,269,132	16,735,192	36,332,401	28,796,411

GAAP General and administrative expenses	12,045,780	8,531,627	21,922,260	16,698,144
Share-based compensation expense in general and administrative expenses	1,940,788	1,229,007	3,798,857	2,159,793
Non-GAAP General and administrative expenses	10,104,992	7,302,620	18,123,403	14,538,351

GAAP Research and development expenses	1,751,263	2,022,296	4,174,108	3,644,354
Share-based compensation expense in research and development expenses	107,445	78,183	362,954	141,703
Non-GAAP Research and development expenses	1,643,818	1,944,113	3,811,154	3,502,651

Operating income (loss)	6,085,400	1,216,418	3,073,124	(3,461,662)
Share-based compensation expenses	2,255,108	1,413,337	4,671,842	2,485,138
Non-GAAP Operating income (loss)	8,340,508	2,629,755	7,744,966	(976,524)

Net income	6,635,226	2,866,648	2,882,516	368,580
Share-based compensation expenses	2,255,108	1,413,337	4,671,842	2,485,138
(Gain)loss on foreign currency forward contract	(1,036,464)	—	1,975,180	—
Non-GAAP Net income	7,853,870	4,279,985	9,529,538	2,853,718
Non-GAAP net income attributable to Class A and Class B ordinary shareholders	7,853,870	4,279,985	9,529,538	2,853,718

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	0.14	0.08	0.17	0.05

Diluted	0.13	0.07	0.16	0.05

Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	55,741,748	53,030,905	55,226,788	52,742,974

Diluted	58,622,457	58,197,687	58,438,776	57,777,628

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.